As filed with the Securities and Exchange Commission on April 14, 2025

                                                                   File No. 333-285408

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

__________________________________

EXCHANGE PLACE ADVISORS TRUST

(Exact Name of Registrant as Specified in Charter)

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code:
(513) 587-3400

__________________________________

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

(Name and address of agent for service)

Copies of Communications to:

Stacy H. Louizos, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5147

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933, as amended.

Post-Effective Amendment No. 1 to this Registration Statement will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

Title of Securities Being Registered: Shares of beneficial interest, with no par value, of North Square Small Cap Value Fund.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Notice of Special Meeting*

Part A – Proxy Statement/Prospectus*

Part B – Statement of Additional Information*

Part C – Other Information

Signature Page

Exhibits*

*Incorporated by reference from the Registrant’s Registration Statement on Form N-14 as filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2025 and the definitive version thereof, filed with the SEC on April 14, 2025 pursuant to Rule 497 under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 is being filed solely for the purpose of including in the Registration Statement on Form N-14 the opinion of Blank Rome LLP (and the related consent) as to the legality of the securities being registered for the reorganization of Foundry Partners Small Cap Value Fund, a series of Valued Advisers Trust, into North Square Small Cap Value Fund, a series of Exchange Place Advisors Trust.

PART C: OTHER INFORMATION

Item 15. Indemnification

Reference is made to Article VII of the Registrant’s Amended and Restated Agreement and Declaration of Trust (filed with the Registration Statement on Form N-1A (File No. 333-226989) on September 27, 2024), Article VI of Registrant’s Amended and Restated Bylaws (filed with the Registration Statement on Form N-1A (File No. 333-226989) on September 27, 2024), Paragraph 7 of the Distribution Agreement on Form N-14 (File No. 333-227320) on September 13, 2018, Paragraph 6 of the ETF Distribution Agreement (filed with the Registration Statement on Form N-1A (File No. 333-226989) on December 13, 2024, Section 9 of the Consulting Agreement with Northern Lights Compliance Services, LLC(filed with the Registration Statement on Form N-1A (File No. 333-226989) on December 13, 2024), and Section 10.3 of the ETF Master Services Agreement (filed with the Registration Statement on Form N-1A (File No. 333-226989) on December 13, 2024). With respect to the Registrant, the general effect of these provisions is to indemnify any person (Trustee, director, officer, employee or agent, among others) who was or is a party to any proceeding by reason of their actions performed in their official or duly authorized capacity on behalf of the Trust. With respect to the distributor, the general effect of the relevant provisions is to indemnify those entities for claims arising out of any untrue statement or material fact contained in the Funds’ Registration Statement, reports to shareholders or advertising and sales literature.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, (the “1933 Act”) the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the 1933 Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.”

Item 16. Exhibits

(1)

(a) Amended and Restated Agreement and Declaration of Trust is incorporated herein by reference to Post-Effective Amendment No. 38 to the Registration Statement to Exchange Place Advisors Trust (the “Trust”) on Form N-1A, filed with the Securities and Exchange Commission (“SEC”) on September 27, 2024.

(b) Certificate of Amendment to Certificate of Trust is incorporated herein by reference to Post-Effective Amendment No. 38 to the Registration Statement of the Trust on Form N-1A, filed with the SEC on September 27, 2024.

(2)	Amended and Restated By-Laws are incorporated herein by reference to Post-Effective Amendment No. 38 to the Registration Statement of the Trust on Form N-1A, filed with the SEC on September 27, 2024.
(3)	Not applicable.

(4)	Agreement and Plan of Reorganization is filed as Appendix A to the Proxy Statement/Prospectus filed herewith as Part A of this Registration Statement on Form N-14.
(5)	For a discussion of the relevant provisions from the Amended and Restated Declaration of Trust (including the text of such provisions) related to the rights of holders of the securities being registered, please see the disclosure under the heading “COMPARISON OF SHAREHOLDER RIGHTS” in the Proxy Statement/Prospectus filed herewith as Part A of this Registration Statement on Form N-14.
(6)

(a) Amendment to the Investment Advisory Agreement between the Trust and North Square Investments, LLC to be filed by amendment to the Trust’s Registration Statement on Form N-1A.

(b) Amendment to the Investment Sub-Advisory Agreement between North Square Investments, LLC and CSM Advisors, LLC to be filed by amendment to the Trust’s Registration Statement on Form N-1A.

(7)

(a) Form of Distribution Agreement is incorporated herein by reference to the Initial Registration Statement of the Trust on Form N-14, filed with the SEC on September 13, 2018.

(b) First Amendment to the Distribution Agreement is incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on February 25, 2020.

(c) Novation Agreement is incorporated herein by reference to Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on February 25, 2022.

(d) Novation Agreement to the Distribution Agreement, by and between the Trust, Compass Distributors, LLC and Foreside Fund Services, LLC is incorporated herein by reference to Post-Effective Amendment No. 26 to the Registration Statement of the Trust on Form N-1A, filed with the SEC on September 28, 2023.

(8)	Not applicable.

(9)

(a) Custody Agreement is incorporated herein by reference from Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on October 23, 2018.

(b) First Amendment to the Custody Agreement is incorporated herein by reference from Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on February 25, 2020.

(c) Second Amendment to the Custody Agreement is incorporated herein by reference from Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on September 30, 2020.

(d) Third Amendment to the Custody Agreement is incorporated herein by reference from Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on September 30, 2020.

(e) Form of Fourth Amendment to the Custody Agreement is incorporated herein by reference from Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on January 19, 2021.

(f) Fifth Amendment to the Custody Agreement is incorporated herein by reference to Post-Effective Amendment No. 35 to the Registration on Form N-1A of the Trust, filed with the SEC on April 26, 2024.

(10)

(a) Rule 12b-1 Plan is incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on May 1, 2023.

(b) Rule 18f-3 Plan is incorporated herein by reference to Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on December 13, 2024.

(c) ETF Rule 12b-1 Plan is incorporated herein by reference to Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on January 28, 2025.

(11)	Opinion and Consent of Counsel as to the legality of the securities being registered is filed herewith.
(12)	Tax Opinion and Consent of Counsel to be filed by amendment.
(13)

(a) Master Services Agreement between the Trust and Ultimus Fund Solutions, LLC is incorporated herein by reference from Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on September 28, 2023.

(b) Amendment No. 1 to Master Services Agreement is incorporated herein by reference to Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of the Trust, filed with the SEC on April 26, 2024.

(14)	Consent of Independent Registered Public Accounting Firm is incorporated herein by reference to the Registration Statement on Form N-14 of the Trust, filed with the SEC on February 28, 2025.
(15)	Not applicable.
(16)	Powers of Attorney are incorporated herein by reference to the Registration Statement on Form N-14 of the Trust, filed with the SEC on February 28, 2025.
(17)	None.

Item 17. Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended,, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3)	The undersigned Registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the information statement and prospectus in a post-effective amendment to this Registration Statement.

(4)	The undersigned Registrant undertakes to file a legal opinion with respect to the North Square Small Cap Value Fund in a post-effective amendment to this Registration Statement.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, duly authorized, in the City of Cincinnati, and the State of Ohio, on the 14th day of April, 2025.

Exchange Place Advisors Trust

By: /s/ Ian Martin

Ian Martin, President and Principal Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David B. Boon*	Trustee	April 14, 2025
David B. Boon

Donald J. Herrema*	Trustee	April 14, 2025
Donald J. Herrema

Catherine A. Zaharis*	Trustee	April 14, 2025
Catherine A. Zaharis

/s/ Zachary Richmond	Treasurer and Principal Financial	April 14, 2025
Zachary Richmond	and Accounting Officer

By: /s/ Ian Martin		April 14, 2025
Ian Martin Attorney-in-Fact (Pursuant to Powers of Attorney)

INDEX TO EXHIBITS

Exhibit Number	Description
11	Opinion and Consent of Counsel as to the Legality of the Securities Being Registered